UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Voting Recommendations and Motion Proposals for the Ordinary Shareholders Meeting to be held on April 27, 2022

Autonomous City of Buenos Aires, March 28, 2022

Messrs.

Securities and Exchange Commission

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE: Relevant information – Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held on April 27, 2022

Buenos Aires, March 28, 2022 – Argentina. Grupo Supervielle S.A. (NYSE: SUPV) (BYMA: SUPV), (“Supervielle” or the “Company”), a universal financial services group headquartered in Argentina with a nationwide presence, reports that on the date hereof the Board of Directors of the Company issued the recommendations and motion proposals regarding the Agenda items that will be considered at the Ordinary Shareholders’ Meeting of the Company to be held on April 27, 2022, according to the text that is hereinbelow transcribed.

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

GRUPO SUPERVIELLE S.A.

Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held on April 27, 2022

The following are the recommendations made by the Board of Grupo Supervielle S.A. or the motion proposals on the Agenda items that will be considered at the Ordinary Shareholders’ Meeting of the Company to be held on April 27, 2022 (the “AGM”).

1.	Appointment of two shareholders to sign the Minutes

It will be recommended to the AGM that two of the shareholders in attendance be appointed to sign the minutes.

2.	Consideration of the documentation pursuant to section 234, subsection 1 of Law No. 19,550, for the fiscal year ended December 31, 2021

The Board of Directors recommends to vote for the approval of all the documents, pursuant to section 234, subsection 1 of Law No. 19,550, related to the fiscal year ended December 31, 2021. Such documentation is available on the website of the Argentine Securities Commission (Comisión Nacional de Valores or “CNV”) www.argentina.gob.ar/cnv and at www.gruposupervielle.com.

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2021

To date, the Board of Directors is comprised of the following members:

ChairmanJulio Patricio Supervielle

First Vice-ChairmanJorge Oscar Ramírez

Second Vice-ChairmanEmérico Alejandro Stengel

Regular DirectorsAtilio María Dell’Oro Maini

Eduardo Pablo Braun

Laurence Nicole Mengin de Loyer

Hugo Enrique Santiago Basso

José María Orlando

The Board of Directors abstains from issuing an opinion on the matter and expects the Shareholders to approve the performance of the Board of Directors.

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2021

To date, the Supervisory Committee is comprised of the following members:

Regular SyndicsEnrique José Barreiro

Carlos Alfredo Ojeda

Valeria Del Bono Lonardi

Alternate SyndicsCarlos Enrique Lose

Roberto Aníbal Boggiano

Jorge Antonio Bermúdez

The Board of Directors abstains from issuing an opinion on the matter and expects the Shareholders to approve the performance of the Supervisory Committee.

5.	Consideration of the remuneration to the Board of Directors for AR$ 189,317,302.84 (AR$ 162,049,620 at historical values), corresponding to the fiscal year ended December 31, 2021, which resulted in a computable loss under the terms of the Rules of the Argentine Securities Commission

It will be proposed that the fees to the Board of Directors, as remuneration for the duties performed during the fiscal year ended December 31, 2021, be set at AR$ 189,317,302.94 (AR$ 162,049,620 at historical values). It is stated that the Audit Committee had a favorable opinion regarding the reasonableness of the proposed fees of the Board of Directors.

Furthermore, for information purposes only, the fees to directors of Grupo Supervielle S.A. paid by the Company and / or its controlled companies that include compensations accrued in the fiscal year, which payment shall occur on a future date (in accordance with instructions of the United States Securities and Exchange Commission (“SEC”) on form 20-F in its part I, item 6.B), amounted to AR$ 422,864,324.86.

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2021

It will be proposed that the fees to the Supervisory Committee, as remuneration for the duties performed during the fiscal year ended December 31, 2021, be set at AR$ 524,270, to be allocated as follows: to Mr Enrique José Barreiro the amount of AR$ 248,836; to Mr Carlos Alfredo Ojeda the amount of AR$ 248,836; and to Ms Valeria Del Bono Lonardi the amount of AR$ 26,598.

7.	Determination of the number of Regular and Alternate Directors and, where appropriate, election thereof until the number fixed by the Shareholders’ Meeting is completed

The Board of Directors does not make recommendations in this regard, but informs that the term of office of directors Jorge Oscar Ramírez, Emérico Alejandro Stengel, Laurence Nicole Mengin de Loyer and José María Orlando expires at the AGM.

The controlling shareholder of the Company has informed that will request that the number of regular directors be fixed at 7 and that no alternate directors be appointed.

Also, the controlling shareholder of the Company has made a proposal to: (i) re-elect Messrs. Emérico Alejandro Stengel, Laurence Nicole Mengin de Loyer and José María Orlando as regular directors for the term of two fiscal years, i.e. until the occurrence of the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550, related to the fiscal year to end December 31, 2023.

The following is a summary of the professional background of the candidates:

Emérico Alejandro Stengel is an Industrial Engineer from Universidad de Buenos Aires and holds an MBA from The Wharton School of the University of Pennsylvania. He worked in Corporate Banking at Citibank and Banco Santander. Later, he became a partner of Booz Allen Hamilton, a global management consulting firm where, until October 2007, worked with multinational and large corporations in Latin America, the United States and Europe on Strategy, Governance, Organization and Operations. He has led various strategic integration and operations enhancement projects for the financial services industry. Between 2006 and 2007 he served as an Independent Director of Los Grobo Agropecuaria, a leading agribusiness company that won the National Quality Award in 2010, and from October 2007 til May 2011 served as CEO of such company. He joined the Board of Grupo Supervielle in July 2010. At present, he is the CEO of Banco Supervielle S.A. and serves as Second Vice-Chairman of Grupo Supervielle S.A., Director of Supervielle Seguros S.A., InvertirOnline S.A.U., Supervielle Agente de Negociación S.A.U. and Bolsillo Digital S.A.U. and Vice-Chairman of IOL Holding S.A. Mr. Stengel brings to the Board of Directors strong senior management experience and expertise in Strategy and Organizational Transformation, developed in regional and international business settings. His participation in Boards and successful capital raising efforts (including an IPO) add Corporate Governance and Investor Relations to his contributions.

Laurence Nicole Mengin de Loyer graduated from McGill University in Canada with an undergraduate degree in Business Administration and a master’s degree in Business Administration. She started her career in New York City at the M&As Division for Banque Nationale de Paris. Afterwards, in Paris, she joined the Apparel Division of Sara Lee Corporation, where she held a number of financial positions in different business units including Financial Analyst, Financial Controller, Chief Financial Officer and European Controller. When Sara Lee Corporation sold its European Apparel Division in 2006, she served as Group Controller of the newly created stand-alone business with responsibilities in the reorganization, financial control, definition and implementation of exit strategies for the Sun Capital Partners private equity fund. In 2009, as a result of her move to Argentina, she joined Banco Supervielle S.A. as Deputy Manager of the Administration Department until her nomination to the Board of Grupo Supervielle in March 2010. She served as an Independent Director of Grupo Supervielle S.A. between 2016 and 2019. In April 2020 she was appointed Independent Director of Grupo Supervielle S.A. and in April 2021 she was appointed as Director of Grupo Supervielle S.A. Also, she is an Independent Director of Biosidus (a biotech company) and of Peugeot Citröen Argentina Insurance Company. Ms Loyer brings to the Board of Directors extensive international business experience in a variety of industries. In addition, she brings experience in financial control, market discipline and audit, including experience gained as Chief Financial Officer in a public company. She also brings expertise in global corporate governance and strategy as well as an external Director in other Boards.

José María Orlando studied Business Administration at Universidad Católica Argentina. He worked as an officer of Bank Boston Investment Bank in Argentina, between 1986 and 1994, holding different positions in the areas of Finance, Trading, Treasury and Institutional Investors and, between 1994 and 1996, leading the team of Emerging Markets, Trading, Sales & Research based in London and Boston. From June 1996 to October 1998, he served as CFO and Head of Global Markets for Deutsche Bank, DMG in Argentina. In 2000 he became CFO and CIO of Zurich IBD in Argentina, with responsibilities in the areas of Accounting, Tax, Actuarial, Treasury, Asset Management, Legal, Planning and Audit. In 2005 he continued in Zurich IBD as CFO for Argentina and Corporate Development Director, with responsibilities over Administration and Finance, Human Resources, Institutional Relations and Strategic Planning. In 2007 he was appointed CEO and President of Zurich Argentina. In 2010, he was appointed as Latin America CEO of Zurich Global Life, including Mexico, Venezuela, Brazil, Chile, Colombia, Uruguay, Argentina and Bolivia. During that term, he also served as Board Member of Zurich-Santander Insurance Americas. Since 2015, he has been a shareholder of Deal Financial Services, a firm that renders advisory services in brokerage, asset management, capital markets and mutual funds to individuals, corporations and institutional investors. He also serves as Vice President of the Board of CIPPEC (Center for Research on Public Policies for Equity and Growth) and is a Director of Clodinet S.A. (Pilara). He is a member of the Board of Colegio Madre Teresa and is Co-Founder and First President of Voces y Ecos, an NGO focused on Media. In the past he was also a Member of the Administration Council and Treasurer of Universidad Católica Argentina; Director of Escuelas de Liderazgo Universitario; Member of the Executive Investment Committee of Máxima AFJP; Member of the Financial Matters Committee of the Argentine Banking Association; Member of the Board of Mercado Abierto Electrónico S.A. and Member of the Administration Council of Club Newman. He has participated as a speaker at numerous international conferences and seminars in the United States, Europe, Latin America and Asia. Since August 2020 he has been an Independent Director of Grupo Supervielle S.A. Mr. Orlando brings extensive local and international strategic and financial experience in commercial and investment banking, treasury, general and life insurance, asset management and brokerage through acting during more than 30 years in several organizations as CFO, CEO, Director and shareholder. He also brings background in organizational leadership and culture.

It is hereby informed that, in case of being re-elected as directors, Mr. José María Orlando will have the status of “Independent Director” while Mr Emérico Alejandro Stengel and Ms Laurence Nicole Mengin de Loyer will have the status of “Non-Independent Directors”, in accordance with the provisions of the regulations of the CNV.

It is also hereby informed that, in case of being re-elected as directors, Ms Laurence Nicole Mengin de Loyer and Mr José María Orlando, will have the status of “Independent Directors” in accordance with the provisions of the regulations of the Securities and Exchange Commission (SEC) of the United States of America.

8.	Appointment of members of the Supervisory Committee

The Board of Directors does not make recommendations in this regard, but informs that the controlling shareholder of the Company has informed that will propose to the AGM that Messrs. Enrique José Barreiro, Carlos Alfredo Ojeda and Valeria Del Bono Lonardi be appointed as regular syndics and Messrs. Carlos Enrique Lose, Roberto Aníbal Boggiano and Jorge Antonio Bermúdez be appointed as alternate syndics, all for the term of one fiscal year, i.e. until the anual shareholders’ meeting of the Company that considers the documents set forth by article 234, subsection 1 of Law No. 19,550, corresponding to the fiscal year ending on December 31, 2022.

The following is a summary of the candidates’ professional background:

Enrique José Barreiro holds a degree in Accountancy graduated from Universidad Nacional de Lomas de Zamora. From 1969 until May 2000, he worked at Banco Tornquist/Credit Lyonnais, where he held the position of Assistant Accountant. From June 2000 until June 2007, he held the position of Assistant Accountant and General Accountant at Banco San Luis/Banco Banex S.A. He currently serves as a Syndic of Grupo Supervielle S.A., Banco Supervielle S.A., Tarjeta Automática S.A., Sofital S.A.F. e I.I., IUDU Compañía Financiera S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., Micro Lending S.A.U., InvertirOnline S.A.U., InvertirOnline.com Argentina S.A.U., Bolsillo Digital S.A.U. and Supervielle Agente de Negociación S.A.U.

Carlos Alfredo Ojeda holds a degree in Accountancy graduated from Universidad de Buenos Aires. He was an Internal Audit Manager of the International Division of Gillette Company until 1977, and worked in Argentina, Brazil, Chile and Perú. He was a partner of a major local audit firm until 1995. He is a consultant on audit and corporate issues and has an active participation in management and control aspects of corporations in various industries. He has lectured at Universidad de Buenos Aires, including courses on Financial Planning and Budget Control and Audit and Management Control. He was also a speaker at various seminars and courses in his areas of specialty. He is a co-author of Auditoría – Técnica y Práctica and Normas para la Presentación de Estados Contables de Sociedades por Acciones. He is also a contributor to the publication Doctrina Societaria y Concursal. He currently serves as Syndic of Grupo Supervielle S.A.

Valeria Del Bono Lonardi is a Lawyer graduated from Universidad de Buenos Aires and attended other professional specialization courses, including the International Criminal Update Program at Universidad Austral (2009). She joined Salvi Law Firm in 1995 and since then has been dedicated to the counseling and practice of criminal law. Her professional specialization is mainly based on the dogmatic of criminal offenses, with permanent assistance to insurance companies and independent professionals; the elaboration of strategies and proposals of technical defenses in the framework of oral and public trials and the advice on the prevention of corporate fraud, particularly to banking and financial entities. She is a member of the Bar Association of Buenos Aires and of the Bar Association of San Isidro. She currently serves as a Syndic of Grupo Supervielle S.A. and as an Alternate Syndic of Banco Supervielle S.A.

Carlos Enrique Lose holds a degree in Accountancy graduated from the Universidad de Buenos Aires. He worked for several years in the Audit Department of an important audit firm, and later dedicated to providing business advice. He was a lecturer at the Universidad de Buenos Aires’ School of Economics and has lectured courses at both public and private professional institutions. He is a founding partner of Bermúdez, Lose & Asociados. He has published different Works with specialized journals and is a co-author of the book Normas de Presentación de Estados Contables de Sociedades por Acciones. He currently serves as an Alternate Syndic of Grupo Supervielle S.A, IUDU Compañía Financiera S.A., Espacio Cordial de Servicios S.A., Micro Lending S.A.U., InvertirOnline S.A.U., InvertirOnline.com Argentina S.A.U., Bolsillo Digital S.A.U. and Supervielle Agente de Negociación S.A.U.

Roberto Aníbal Boggiano holds a degree in Accountancy graduated from Universidad de Buenos Aires. He attended post-graduate seminars on planning and corporate taxation. He has worked at several companies, including Celulosa Jujuy S.A., where he was as an analyst accountant assistant, general accountant and chief of planning from 1978 to 1994; Sert S.A., where he served as the administrative manager from 1994 to 1995; and Estudio Carlos Asato y

Asociados, where he was in charge of corporate taxation and advising from 1995 to 2011. He currently serves as an Alternate Syndic of Grupo Supervielle S.A. and as a Syndic of Banco Supervielle S.A.

Jorge Antonio Bermúdez holds a degree in Accountancy graduated from Universidad de Buenos Aires. After working in the Audit Department of a major firm, he specialized in the Consulting and Finance fields, where he held senior management positions at important service companies. Later on he became a full time advisor in these fields. He was also a professor at the School of Economics of Universidad de Buenos Aires and lectured courses in private entities in addition to those arranged by his own firm. At present, he is an alternate syndic of Grupo Supervielle S.A., Banco Supervielle S.A., IUDU Compañía Financiera S.A., Espacio Cordial de Servicios S.A., Micro Lending S.A.U., InvertirOnline S.A.U., InvertirOnline.com Argentina S.A.U., Bolsillo Digital S.A.U. and Supervielle Agente de Negociación S.A.U.

All candidates proposed to comprise the Supervisory Committee, in case of being re-elected, will have the status of “Independent” according to the regulations of the CNV.

9.

Consideration of the results for the fiscal year ended December 31, 2021 and destination of unallocated results as of December 31, 2021 (loss of thousands of AR$ 1,201,458) that are proposed to be fully absorbed with the Voluntary Reserve

It is hereby informed that the Negative Unallocated Results as of December 31, 2021 amount to (AR$ 1,201,458,000) that the Board of Directors propose to be fully absorbed with the Voluntary Reserve. It is hereby stated that such figure is expressed in a homogeneous currency as of December 31, 2021.

If approved by the AGM the foregoing, Grupo Supervielle’s Net Worth will be composed as follows:

December 31, 2021
Thousands of AR$
Capital Stock	456,722
Capital Adjustment	4,713,494
Issue Premium	43,558,993
Legal Reserve	531,832
Voluntary Reserve	2,902,295
Other Comprehensive Results	1,210,586
Total Net Worth	53,373,922

10.

Consideration of the rectification of the destination of the Voluntary Reserve created by the shareholders meeting held on April 27, 2021 for future investments. Partial reversal of the Voluntary Reserve in order to allow the allocation of the amount of AR$ 252,503,900 to the payment of a cash dividend, calculated on figures expressed in homogeneous currency as of December 31, 2021. Delegation of powers to the Board of Directors of the determination of the date to make available the dividend to the shareholders and of the opportunity, currency, term and other terms and conditions of the payment of dividend according to the scope of the delegation granted by the Shareholders’ Meeting

It is reported that, on the occasion of creating a Voluntary Reserve under the terms of article 70 of Law 19,550, the shareholders’ meeting held on April 27, 2021 agreed to establish its destination for “future investments”. In this instance, in accordance with a criterion of prudent administration and reasonableness, due to the commercial policy and taking into consideration the Company’s projects, the Board of Directors considers convenient to amend the destination for which said Voluntary Reserved was originally created. In such regard, the Board of Directors proposes: (i) to rectify the destination agreed upon when creating the Voluntary Reserve and allocate it to the distribution of future dividends and/or for future investments; (ii) to partially release the Voluntary Reserved and to pay a cash dividend equivalent to AR$ 252,503,900 (calculated on figures expressed in homogeneous currency as of December

31, 2021), an amount that must be restated in accordance with General Resolution No. 777/2018 of the CNV that provides that the distribution of profits must be treated in the currency of the date of the shareholders’ meeting, by using the price index corresponding to the month prior to the meeting; and (iii) to delegate the power to the Board of Directors to determine the manner, conditions and date of effective availability of the proposed dividend to the shareholders, according to their respective holdings.

If the distribution of dividend is approved by partially releasing the Voluntary Reserve, Grupo Supervielle’s Net Worth will be composed as follows:

December 31, 2021
Thousands of AR$
Capital Stock	456,722
Capital Adjustment	4,713,494
Issue Premium	43,558,993
Legal Reserve	531,832
Voluntary Reserve	2,649,791
Other Comprehensive Results	1,210,586
Total Net Worth	53,121,418

11.	Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2021

The Board of Directors proposes that the remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2021 be the sum of AR$ 7,899,122 (AR$ 7,284,367 without considering the inflation adjustment). It is hereby stated that the Audit Committee pre-approved all services rendered by the External Auditor and its relevant fees.

For information purposes only, the remuneration of the Certifying Accountant of the financial statements as of December 31, 2021 of the Company and its controlled companies totaled AR$ 169,071,008 (AR$ 148,304,905 without considering the inflation adjustment).

12.	Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2022 and determination of their remuneration

As per the recommendation of the Audit Committee, the Board of Directors proposes to appoint Santiago José Mignone and María Mercedes Baño of the firm Price Waterhouse & Co. S.R.L., as Certifying Accountants, regular and alternate, respectively, for the financial statements of the fiscal year to end on December 31, 2022.

With regards to their remuneration, it is proposed that it be determined by the annual meeting of the Company that considers the financial statements as of December 31, 2022.

13.

Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professional and hire their services

The Board of Directors proposes that a budget of AR$ 5,600,000 be allocated to the Audit Committee, in order to be used for the payment of professional consulting, advising, legal or training services during the fiscal year to end on December 31, 2022.

14.Authorizations

The Board of Directors proposes to authorize: (i) any of the Directors of the Company, so that, with the broadest powers, they may submit a public deed and / or perform any necessary and / or convenient act in order to implement and document what has been approved;  (ii) Messrs. Sergio Gabriel Gabai, Leandro Carletti, María Lucrecia Galland and Carla Cánepa (members of the Legal Department), so that any of them can, separately, jointly, alternatively and indistinctly, with the broadest capacities, perform all procedures deemed necessary and / or conducive to obtain the formation and registration of the resolutions passed through the AGM as a competent authority, and are able to sign public and / or private documents, publish notices, sign the sworn statements and professional reports required by current regulations so that after the instruments have been granted, proceed to its registration before the corresponding Registry of Commerce; carry out all the procedures necessary to obtain the authorizations planned in the AGM before the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A. and any other securities market, regulatory authority, agency or entity that may correspond, including without limitation the Official Gazette, being able to submit applications, make publications, sign documents, withdraw views, remove copies of documentation, answer hearings, interpose resources, make disclosures, request photocopies, grant any another public and / or private instrument and, in general, perform all the procedures, filings and proceedings that were needed to fulfill these tasks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 28, 2022	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer